UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ______

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Transaction in own shares.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated September 17, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2010	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary